             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                  0-28154

                               FORM 10-QSB                       CUSIP NUMBER
                                                                    784565
                   For Period Ended: March 31, 2000


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                          SMLX TECHNOLOGIES, INC.
                      --------------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                             376 Ansin Boulevard
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                           Hallandale, FL  33009
                         -------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has just recently filed its Annual Report on Form 10-KSB and has been uanble to complete the Form 10-QSB in sufficient time so that it can be reviewed by the Company's accountants so that it can be filed by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Joel Marcus                     954/566-8513
               -----------            -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the quarter ended March 31, 2000, it had total revenues of $572,489 and a net income of $251,608, as compared to total revenues of $61,771 and a net loss of $(207,965) during the quarter ended March 31, 1999. The improved results are due to sales of Airbrator products totaling approximately $248,000 and revenues under a licensing agreement with Vector Medical of approximately $324,000 during 2000. The Company had no similar revenue during the first quarter of 1999.

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                           SMLX TECHNOLOGIES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SMLX TECHNOLOGIES, INC.



                                     By:/s/ Joel Marcus
                                        Joel Marcus, Chief Financial Officer
Date: May 15, 2000

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]